Exhibit 12.2

Collegiate Pacific Inc. and Subsidiaries
PRO FORMA Ratio of Earnings to Fixed Charges

			FY 2004	9 mos ended 3/31/05 FY 2005
(a	)	Earnings before income taxes, plus fixed charges	6,119,474	7,957,544

		Other interest	52,415	27,563
		Interest on Senior Notes @ 5.75%	2,875,000	2,156,250

(b	)	Total Fixed Charges (interest)	2,927,415	2,183,813

		Ratio of Earnings to Fixed Charges (a) / (b)	2.09	3.64
			to	to
			1.0	1.0